Exhibit 99.2
KE Ventures, LLC
Consolidated Financial Statements
December 31, 2004 and 2005

KE VENTURES, LLC
INDEX
December 31, 2004 and 2005

i

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of
KE Ventures, LLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of members’ capital and of cash flows present fairly, in all material respects, the financial position of KE Ventures, LLC (the “Company”) and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina
March 23, 2006

KE VENTURES, LLC

CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2005

	2004	2005
	(Dollars in thousands)

ASSETS
Current assets
Cash	$27	$49
Accounts receivable, net (Note 3)	9,708	13,595
Receivable, related party (Note 3)	7,284	21,776
Inventory	198	619
Prepaid and other current assets	569	610

Total current assets	17,786	36,649
Property, plant and equipment, net (Note 4)	75,991	79,190
Escrow deposits (Note 6)	1,000	1,000
Other noncurrent assets	1,771	1,723

	$96,548	$118,562

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities
Book overdraft	$981	$2,680
Accounts payable	4,897	4,507
Portion of long-term debt payable within one year (Note 5)	3,386	4,518
Portion of long-term debt payable within one year, related party (Note 5)	555	605
Accrued taxes	1,489	1,689
Accrued interest	83	123
Accrued interest, related party	303	232
Accrued salaries and wages	1,160	3,107
Accrued distributions declared	1,500	11,100
Other current liabilities	1,220	1,486

Total current liabilities	15,574	30,047
Long-term debt, less current portion (Note 5)	15,921	15,429
Notes payable, related parties (Note 5)	27,538	27,316
Accrued reclamation	856	919

	59,889	73,711

Commitments and contingencies (Note 10)
Members’ capital
Managing member	15,202	18,810
Nonmanaging member	21,457	26,041

	36,659	44,851

	$96,548	$118,562

The accompanying notes are an integral part of these consolidated financial statements.

KE VENTURES, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2004 and 2005

	2004	2005
	(Dollars in thousands)

Revenues
Net sales	$111,086	$144,194
Other operating revenues	2,073	2,871

	113,159	147,065

Costs and Expenses
Cost of goods sold	85,672	99,548
General and administrative expenses	2,641	2,602
Depreciation, depletion and amortization	8,527	9,466
(Gain) on disposal of property, plant and equipment	(8,654)	(1)

	88,186	111,615

Income From Operations	24,973	35,450
Other income (expense), net	(2)	—
Interest expense, net	(1,086)	(1,042)

Net Income	$23,885	$34,408

The accompanying notes are an integral part of these consolidated financial statements.

KE VENTURES, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ CAPITAL
Years Ended December 31, 2004 and 2005

		Non-
	Managing	Managing
	Member	Member	Total
	(Dollars in thousands)

Balances at December 31, 2003	$12,830	$16,653	$29,483
Net income	12,181	11,704	23,885
Distributions to members	(9,809)	(6,900)	(16,709)

Balances at December 31, 2004	15,202	21,457	36,659
Net income	17,548	16,860	34,408
Distributions to members	(13,940)	(12,276)	(26,216)

Balances at December 31, 2005	$18,810	$26,041	$44,851

The accompanying notes are an integral part of these consolidated financial statements.

KE VENTURES, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 and 2005

	2004	2005
	(Dollars in thousands)

Cash Flows From Operating Activities
Net income	$23,885	$34,408
Adjustments to reconcile net income to net cash provided by operating activities Depreciation, depletion and amortization	8,527	9,466
Write-off of prepaid minimum royalties	1,090	—
Gain on disposal of property, plant and equipment	(8,654)	(1)
Changes in assets and liabilities
(Increase) in accounts receivable	(2,254)	(3,887)
(Increase) decrease in accounts receivable-related party	107	(14,492)
(Increase) decrease in inventory	246	(421)
(Increase) decrease in prepaid and other current assets	(1,330)	7
Increase in accounts payable and accrued liabilities	95	555

Cash provided by operating activities	21,712	25,635

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(9,735)	(12,666)
Proceeds from property disposals	10,730	1

Cash (used in) provided by investing activities	995	(12,665)

Cash Flows From Financing Activities
Change in book overdraft	(883)	1,699
Repayment of borrowing arrangements, net	4,126	1,023
Repayment of related party borrowings	(3,200)	(555)
Advances to related parties, net	(7,546)	—
Distributions to members	(15,209)	(15,115)

Cash used in financing activities	(22,712)	(12,948)

Increase (decrease) in cash	(5)	22
Cash
Beginning of year	32	27

End of year	$27	$49

The accompanying notes are an integral part of these consolidated financial statements.

KE VENTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2005

(1)  Organization

On December 31, 1999, Kanawha Eagle Limited Liability Company (“Kanawha”) and Snowberry Coal Company (“Snowberry”), a wholly owned subsidiary of Peabody Energy Corporation, contributed certain assets and liabilities to KE Ventures, LLC (the “Company”) for the purpose of forming a business venture designed to produce and distribute coal from assets located in central West Virginia. Kanawha’s contribution to the Company at inception included certain mineral reserves held under lease in central West Virginia as well as certain other assets including a preparation plant designed to service the production from the mineral reserves as of the date of formation, the assets and liabilities of a mining company resident in West Virginia, property and equipment used in the mining operation and certain other working capital amounts existing as a result of Kanawha’s operation of a contract mining company on the premises prior to its contribution to the Company. Snowberry’s contribution at inception included certain mineral reserves held under lease in central West Virginia adjoining the reserves contributed by Kanawha.

In addition to the operating assets and liabilities which were contributed to the Company as described above, Kanawha and Snowberry (collectively as the “Owners”) were required to provide initial funding to support the operations of the Company. As such, Kanawha provided funding of $5.1 million to the Company on December 31, 1999 and Snowberry provided funding of approximately $3.5 million to the Company in February 2000. Furthermore, at the date of inception, the Company acquired additional mineral reserves under lease by Snowberry from a third party for $5.0 million. This acquisition was financed through the issuance of notes payable to Kanawha and Snowberry who provided $1.0 million and $4.0 million to the Company, respectively.

As a result of their contributions to the Company, and based on the terms of the Joint Venture Formation and Transfer Agreement, Kanawha and Snowberry own 51% and 49% of the Company, respectively. In accordance with generally accepted accounting principles, assets and liabilities contributed to the Company at its inception by Kanawha have been recorded at their historical value based upon Kanawha’s 51% ownership interest in the Company and their ability to exercise control over the entity as provided in the Operating Agreement. Assets contributed to the Company by Snowberry were recorded based on their fair values at the date of contribution.

The accompanying consolidated financial statements present the financial position of the Company and its wholly-owned subsidiaries, Big Eagle Rail, LLC, Kanawha Eagle Coal, LLC, Emerald Processing, LLC, Big Eagle, LLC, Newtown Energy, Inc., Eagle Corner, LLC and Winifrede Dock Limited Liability Company. The Company is organized as a Limited Liability Company under the laws of the Commonwealth of Virginia. The primary operations of the Company are the mining and sale of processed coal extracted from reserves located in West Virginia and held under lease by the Company.

(2)  Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s significant estimates and judgments include the

KE VENTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recoverability of accounts receivable and advance minimum royalties, depreciable lives associated with property, plant and equipment, and assumptions utilized in determining the Company’s future reclamation liability.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash in banks and investments in money market accounts and are stated at cost, which approximates fair market value.

Inventories

Coal inventory is stated at the lower of cost or net realizable value. The cost of produced coal is stated at the average monthly production cost for the most recent month or months of production in inventory. Purchased coal from nonaffiliates is stated at purchase price, or net realizable value if lower. Inventory at December 31, 2005 and 2004 was comprised of raw and processed coal.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs, which do not improve or extend the lives of the related assets, are charged to expense as incurred while major renewals and betterments are capitalized. Upon retirement or sale of an asset, its cost and related accumulated depreciation or amortization are removed from the property accounts and any gain or loss is included in the results of operations. Depreciation of plant and equipment for financial reporting purposes is provided using the straight-line method over the assets’ estimated useful lives.

Mine development costs are capitalized and amortized using the straight-line method over the assets’ estimated useful lives, which approximates amortization under the units of production method. Depletion of property rights owned is provided on the units of production method over the properties’ estimated recoverable reserves.

The Company assesses the impairment of long-lived assets in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset (“SFAS No. 144”). In accordance with SFAS No. 144, long-lived assets that are held for use are tested for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable. Long-lived assets that are to be disposed of by sale are valued at the lower of book value or fair value less costs to sell.

Advance Minimum Royalties

Certain of the Company’s mineral leases require the payment of advance minimum royalties which are subject to recoupment through future production. Certain of these leases contain expiration dates on the recoupment of advance minimum royalties. The Company assesses the likelihood of the recoverability of advance minimum royalties on an annual basis utilizing forecasted mining plans, and adjusts their carrying value when recoverability is considered to be unlikely.

Reclamation Costs

Effective January 1, 2003, the Company adopted the provisions of SFAS No. 143, Asset Retirement Obligations (“FAS 143”) to account for its reclamation obligations. FAS 143 requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each

KE VENTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

period, and the capitalized cost is depreciated over the useful life of the related asset. At the date of adoption, the Company recognized a liability of approximately $0.5 million, representing the present value of the costs incurred related to its future obligations to reclaim properties disturbed in conjunction with coal operations under laws of the State of West Virginia and the United States of America, and recorded an increase to long-lived assets of approximately $0.4 million. During 2005 and 2004, the Company’s reclamation liability increased by approximately $0.1 million each year due to the accretion of interest on the present value of the liability.

Reclassification

Certain amounts presented on the 2004 income statement have been reclassified to conform to the 2005 presentation.

Revenue Recognition

The Company currently derives the majority of its revenue from the sale of coal. Revenue is recognized when title has passed to the customer, the risk of ownership is transferred and collection of amounts outstanding are assured, all of which occur at the time of shipment.

Income Taxes

The Company is a limited liability company organized under the laws of the Commonwealth of Virginia. Tax attributes of the limited liability company pass through to the individual investors. Accordingly, the accompanying financial statements do not include a provision for income taxes.

(3)  Accounts Receivable

The Company utilizes an affiliate of Kanawha for its sales processing and collection of trade accounts receivable. As part of this arrangement, the Company retains title to the accounts receivable and bears the risk of loss related to uncollectible accounts. At December 31, 2005 and 2004, the affiliate of Kanawha owed approximately $21.8 million and $7.3 million to the Company related to collections of the Company’s trade accounts receivable, for which funds were not remitted as of the balance sheet dates. These amounts accrue interest at an annual rate of 2.75% and have been presented as receivable, related party in the accompanying consolidated balance sheets. Interest income earned during 2005 and 2004 related to this arrangement totaled approximately $0.3 million and less than $0.1 million, respectively.

Amounts owed to the Company for sales processed by the affiliate of Kanawha that are unpaid by the customer as of December 31, 2005 and 2004 have been presented as a component of accounts receivable.

Other trade receivables are as follows as of December 31:

	2004	2005
	(Dollars in thousands)

Trade receivables	$9,499	$13,478
Loading and storage	158	176
Transportation	159	—
Other	142	191

	9,958	13,845
Less: Allowance for doubtful accounts	(250)	(250)

	$9,708	$13,595

The Company’s accounts receivable approximate their carrying value due to the short maturity of these instruments.

KE VENTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)  Property, Plant and Equipment

	Estimated
	Lives	2004	2005
	(Dollars in thousands)

Land	—	$1,300	$1,300
Mineral rights	—	26,854	26,854
Mine development	20 years	3,967	3,967
Plant equipment and development	3 - 20 years	72,507	84,408
Transportation equipment	5 years	327	281
Furniture and fixtures	3 years	95	95
Construction in progress	—	1,405	2,170

		106,455	119,075
Less: Accumulated depreciation, depletion and amortization		30,464	39,885

		$75,991	$79,190

On March 31, 2004, the Company sold certain of its mineral reserves with a carrying value of $1.2 million to a third party for total consideration of approximately $10.7 million. The Company received approximately $4.9 million of the sales proceeds at the close of the sale and received approximately $4.7 million and $1.2 million, representing the remaining consideration on July 1, 2004 and September 30, 2004, respectively.

(5)  Borrowings and Advances

	2004	2005
	(Dollars in thousands)

Term loan payable to bank	$18,812	$19,947
Subordinated related party notes payable	25,388	25,388
Notes payable, related party	2,705	2,150
Notes payable to banks	495	383

	47,400	47,868
Portion payable within one year	3,941	5,123

	$43,459	$42,745

The Company has a Loan Agreement (the “Loan Agreement”) with Branch Banking and Trust Company of Virginia (the “Bank”). The Company amended its Loan Agreement on April 1, 2004 and November 10, 2004 to provide for an aggregate additional $6.0 million in borrowings, amend certain principal repayment requirements on the Loan Agreement related to the proceeds generated from the sale of certain mineral rights, and amend the interest rate margin charged on outstanding borrowings from 0.5% to 0.0%.

Amounts outstanding under the Loan Agreement bear interest at the Bank’s prime lending rate, which approximated 7.0% and 5.0% at December 31, 2005 and 2004, respectively. In September 2005, the Company amended the Loan Agreement to provide an additional term loan of $4.5 million, payable in 48 monthly payments due the first day of each month in the amount of $0.1 million through the maturity date of November 1, 2009. Interest on the remaining outstanding borrowings is payable monthly with the principal payments

KE VENTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximating $0.3 million per month through the maturity of September 1, 2010 when the remaining principal amount becomes due and payable. Amounts outstanding under the note are collateralized by substantially all of the Company’s assets and are guaranteed by Snowberry and three of the owners of Kanawha in proportion to their ownership interest in the Company up to $10.6 million in the aggregate. The Loan Agreement contains restrictive covenants, which, among other things, require the Company to achieve certain profitability measures, as defined in the Loan Agreement. The Company was in compliance with the financial covenants at December 31, 2005.

The Owners have provided funding to the Company for use in the development and operation of the mining facility. Certain amounts loaned to the Company are based on the Operating Agreement, while other amounts are in proportion to the Owners’ ownership percentages and total $25.4 million at December 31, 2005 and 2004. These notes are payable on demand, subordinated to amounts outstanding under the Loan Agreement and bear interest at the same rate charged by the Bank. The Owners have agreed to suspend interest on $25.4 million of these notes. Interest expense on related party subordinated notes payable for which interest has not been suspended by the Owners totaled less than $0.1 million during 2005 and 2004.

The Company maintains a line of credit with an affiliate of Kanawha that is used to fund working capital needs. This financing arrangement does not have a specified maturity date and all amounts outstanding are payable upon demand. The affiliate charges the Company interest on the outstanding balance based upon its incremental borrowing rate, which approximated 7.25% at both December 31, 2005 and 2004. Interest charged to the Company on the outstanding balance was approximately $0.1 million for the year ended December 31, 2004. There were no amounts outstanding on the related party line of credit at December 31, 2005 or 2004.

At the time of formation, the Company acquired the rights for certain mineral reserves from Snowberry and financed the acquisition of such reserves with a $5.0 million note payable. The terms of the note required the Company to make an initial repayment of $1.0 million during 2000 with future annual repayments of $0.6 million beginning in 2001 and escalating every two years until the principal balance is fully settled in January 2008. Included in the annual payments due under the note is interest which has been imputed at the annual rate of 9.07%. The Loan Agreement restricts the payment of interest or principal on these notes payable until such time as certain financial covenants are satisfied. The Company repaid approximately $0.6 million and $1.4 million in principal and interest on the note during 2005 and 2004, respectively, with the 2004 payment representing amounts in arrears from 2002 and 2003. As of December 31, 2005, all scheduled payments currently due had been made and the scheduled repayment of principal and interest for 2005 totaling $0.8 million was paid by the Company in January 2006.

During 2004, the Company entered into two notes payable with financial institutions in order to finance the acquisition of certain machinery and equipment. These two notes totaled approximately $0.5 million at inception. Interest on the outstanding borrowings is payable monthly with total annual principal payments approximating $0.1 million through the maturity dates of November 2008 and January 2009. Interest on the notes accrue at rates ranging from 5.25% to 6.5% at December 31, 2004.

As a result of the restrictions imposed under the Loan Agreement, all subordinated notes payable owed to Kanawha and Snowberry have been classified as long-term obligations as of December 31, 2005 and 2004.

KE VENTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Aggregate maturities of outstanding borrowings and advances are as follows:

(Dollars in thousands)

2006	$5,123
2007	5,264
2008	5,334
2009	4,305
2010	2,455
Thereafter (including subordinated debt payable to Owners)	25,387

$47,868

Cash paid for interest was approximately $1.4 million and $2.4 million in 2005 and 2004, respectively, of which approximately $0.2 million and $1.6 million, respectively, were paid to related parties. The Company capitalized less than $0.1 million of interest during the years ended December 31, 2005 and 2004.

The fair value of the Company’s long-term debt approximates carrying value due to interest accruing on outstanding borrowings at variable market rates.

(6)  Leased Coal and Owned Real Estate Properties

The Company mines coal on properties leased from independent third parties. Under the terms of the leases, the Company pays production royalties ranging from 6% to 9% of the net sales price. Net sales price is determined at the mine or preparation plant on coal produced from the leased property. The leases require the payment of annual minimum royalties totaling $1.2 million. Under one of the leases, recoupment of prepaid minimum royalties is limited to two years from the date of payment; however, this limitation has been temporarily suspended pending the resolution of certain ongoing negotiations with the lessor. The second lease limits recoupment of prepaid minimums to three years from the date of payment.

During 2005 and 2004, the Company charged approximately $0.9 million and $1.1 million to expense related to prepaid advance minimum royalties which were not expected to be recouped prior to their expiration. As of December 31, 2005, the Company paid minimum royalties totaling $1.7 million which have not been offset by production, of which $1.1 million will begin to expire beginning in January 2007. Management of the Company believes that these minimum royalties will be recouped prior to their expiration. Included in the prepaid minimum royalty balance at December 31, 2005 are prepaid royalties totaling approximately $1.1 million for which the date of expiration has been extended through December 2006.

One of the leases requires the Company to deposit $0.10 for each ton of coal produced and sold from the leased premises into an escrow account to provide for future reclamation. During 2002, the Company reached an agreement with the lessor to limit the maximum amount of funds in escrow to $1.0 million which the Company reached in 2003.

The Company has the rights to certain mineral reserves which were acquired from Snowberry. Under the terms of the purchase, the Company must pay a 4% overriding royalty to Snowberry for coal produced and sold from the property. No amounts were incurred in connection with this royalty arrangement during December 31, 2005 or 2004.

(7)  Pneumoconiosis and Workers’ Compensation

The Company is subject to workers’ compensation under the laws of the State of West Virginia and the Federal Black Lung Benefits Act. Liability for the payment of benefits for workers’ compensation and pneumoconiosis through December 31, 2005 was fully insured with agencies of the State of West Virginia. Beginning January 1, 2006, the State of West Virginia created a mutual insurance company for workers’

KE VENTURES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

compensation and black lung in the first phase of privatization of coverage. The Company’s coverage for claims arising after December 31, 2005 is insured with the mutual insurance company.

(8)  Related Party Transactions

The Company had coal sales to affiliates of Peabody totaling approximately $3.3 million and $8.4 million for the years ended December 31, 2005 and 2004, respectively. Accounting and administrative services are provided to the Company by companies affiliated with Kanawha. These services are billed to the Company at the cost incurred by the affiliates and totaled $0.3 million and $0.4 million for 2005 and 2004, respectively. These costs are presented as a component of general and administration expenses. Coal processed by the Company is sold through the brokerage services of companies affiliated with Kanawha. Sales commissions totaling $0.60 per ton for 2005 and 2004 were charged to the Company by Kanawha and totaled $1.3 million and $1.1 million for 2005 and 2004, respectively. These costs are presented as a component of general and administration expenses.

As discussed in Note 5, the Owners have provided funding in excess of that provided by the Banks to be used for mine development and rehabilitation, the construction of related facilities and the acquisition of additional assets, as well as for various other working capital needs. Related party borrowings and advances from the Owners, including the note payable to Snowberry related to the acquisition of certain mineral reserves, totaled $27.5 million and $28.1 million at December 31, 2005 and 2004, respectively. Interest expense recorded on related party borrowings and advances was approximately $0.2 million and $0.4 million for the years ending December 31, 2005 and 2004, respectively.

In the course of its normal operations, Winifrede and Big Eagle generate revenue related to the transportation, loading, storage and sampling of coal from an entity owned by a minority interest shareholder in the Company. Revenues related to these activities approximated $0.9 million and $0.5 million for the years ended December 31, 2005 and 2004, respectively.

(9)  Employee Benefit Plans

The Company has a defined contribution employee benefit plan (the “Plan”) covering substantially all employees. The Plan is a 401(k) and profit sharing plan and is a “Safe Harbor” plan as defined by the Internal Revenue Code. Employees could make elective deferrals of up to $14,000 per year in 2005 and $13,000 per year in 2004. The Company is required to make a minimum annual contribution of 3% of the employees’ qualified earnings and can make discretionary matching contributions based upon employee elective deferrals. Company contributions to the Plan were $1.7 million and $1.3 million for 2005 and 2004, respectively.

(10)  Commitments and Contingencies

The Company is subject to various legal proceedings and claims arising in the ordinary course of business. It is not possible at this time for the Company to predict with any certainty the outcome of such proceedings and claims. However, the Company believes, based on information presently available, that it is unlikely that any such liability, to the extent not provided for through insurance or otherwise, would have a material adverse impact on the Company consolidated financial position, results of operations or cash flows.

The Company’s mineral leases require the Company to pay minimum royalties as described in Note 6. Some of such leases have fixed terms and others are effective until exhaustion of the mineral reserves. The aggregate annual minimum royalty payments on mineral leases are approximately $1.2 million, assuming no reduction due to exhaustion of mineral reserves.

(11)  Ownership Rights

Based on the terms contained in the Company’s Joint Venture Formation and Transfer Agreement and Operating Agreement, Kanawha and Snowberry shall retain a 51% and 49% ownership interest in the Company, respectively, in exchange for certain specified assets and mineral reserves which were transferred to the Company at formation. Upon formation, the Company allocated both capital accounts in accordance with their ownership percentages.

Under the terms of the Operating Agreement, Kanawha is entitled to a preferred return and is entitled to priority in the receipt of distributions from the Company. This agreement specifies that Kanawha shall be allocated and paid 80% of the first $1.0 million distributed, 70% of the second $1.0 million distributed, 60% of the third $1.0 million distributed and 51% of all further distributions made during each year of the Company’s operation until the time in which Kanawha receives distributions totaling $5.0 million in excess of Snowberry’s distributions. The Operating Agreement also provides for additional preferential distributions based on dividends which accumulate on the unpaid preferred distribution to Kanawha at the rate identical to that charged by the Bank. Upon the settlement of the preferred distribution to Kanawha, all future distributions shall be made consistent with the ownership percentages as specified above. Upon dissolution of the Company, distributions shall be made pro-rata in accordance with the balances of the members’ capital accounts. Cumulative amounts distributed to Kanawha in excess of Snowberry’s distributions totaled approximately $2.2 million as of December 31, 2005.